Exhibit 99.1

MANAGEMENT REPORT

MESSAGE FROM MANAGEMENT

In a context of an insistent pandemic, 2021 was for Suzano a year of important achievements and challenges. We achieved the best results in our history and further strengthened our financial health, while making great strides in our strategy. In such a scenario, we are increasingly positioning ourselves as a Company that wants to influence and accelerate the process of global transformation towards an imperative model of regenerative and inclusive capitalism. We once again showed the materialization of our organizational culture grounded on the fundamental pillars of being the people who inspire and transform, of generating and sharing value, and that it’s only good for us if it’s good for the world. Driven by our purpose of renewing life inspired by trees - a natural resource that is the foundation of our current and future business - we continued to focus on seeking solutions to the challenges faced by society, especially through the vocation that we value most and which we call innovability – the powerful combination of innovation and sustainability.

The pandemic this year continued to demand efforts from us to adapt ourselves to a new reality of life and to adopt new health, safety and operational practices. Our efforts focused on continuing to operate with the lowest risk of contamination for our employees and their families without affecting services to our clients, while ensuring the supply of our products, which are essential for hygiene, education and well-being of society. We did all this while also assisting our stakeholders, especially those who depend the most on our operations, such as priority communities, for whom we ramped up our assistance during the pandemic.

Despite the impact of unprecedented logistical bottlenecks across global chains, the pulp market grew significantly in 2021 on the back of global economic recovery and structural changes in consumption habits. Pulp supply in the market remained limited. Due to these factors, average net price of pulp increased significantly in 2021 (33%) from the previous year. In the paper and packaging market, we noticed significant improvement in the business environment, which reflected in record results during the year, thanks to the full-fledged recovery in sales of printing and writing paper, as well as strong demand for paperboard and consumer goods.

We ended 2021 with the highest Adjusted EBITDA in our history (R$23.5 billion), 57% higher than in 2020, reflecting the solid operating performance, higher pulp and paper prices during the year and the weaker BRL against USD, despite the strong and persistent pressure on costs caused by higher commodity prices. Maintaining our focus on financial discipline, we concluded the post-merger deleveraging cycle by reducing our leverage in USD, as measured by net debt / Adjusted EBITDA in the last twelve months, from 4.3x at the end of 2020 to 2.4x in 2021. We also reduced our net debt by US$1.8 billion in the year to US$10.4 billion, which leaves us with a strong balance sheet for the new investment cycle planned for the coming years. Our strong performance, combined with financial discipline and the business outlook, has further reinforced our Investment Grade in the vision of rating agencies, with Moody's, S&P and Fitch Ratings assigning us BBB-/Baa3 with stable outlook.

With regard to sustainable finance, i.e., debt linked to the company's ESG performance, in 2021 we raised US$3.1 billion through the Sustainability-Linked Bond and Sustainability-Linked Loan operations, which entailed targets for carbon emissions, water consumption in industry and gender diversity.

We continued our ESG practices during the year: we held our first ESG Call to expand our transparency and accountability towards our stakeholders. During the event, we discussed the key advances in our long-term goals. We also announced our new and ambitious biodiversity target, by which we have undertaken to connect half a million hectares of priority areas for biodiversity conservation in the Cerrado, Atlantic Forest and Amazon regions by 2030.

We closely monitor the global agenda and participated at the 26th UN Climate Change Conference held in Glasgow, during which we contributed to discussions on diverse topics related to the climate emergency. We believe there is no time to lose on the climate issue and hence we announced the acceleration of our goal to capture 40 million tons of carbon to 2025, from the original deadline of 2030. We also joined the Business Ambition for 1.5ºC campaign and the Science Based Target Initiative (SBTi), undertaking to set within two years, a target to reduce emissions in line with the global warming scenario of up to 1.5°C.

Mirroring our confidence about the future, in 2021 we announced significant investments in business expansion: the Cerrado Project, conceived with important sustainable aspects and which involves the construction of a new pulp production plant in Ribas do Rio Pardo, Mato Grosso do Sul, with nominal production capacity of two million, five hundred fifty thousand (2,550,000) tons of eucalyptus pulp a year, and scheduled to go operational in the second half of 2024. The Cerrado Project represents an important step forward in the Company's long-term strategy by expanding its structural competitiveness, meeting the growing demand for hardwood pulp and driving the Company's sustainability initiatives.

Backed by the strength of our team, our culture, our purpose, our business and the interdependence of all our stakeholders, we overcame the challenges to achieve solid and significant results this year. In 2022, we will continue our efforts, driven by the motivation to take forward our strategy and plant our future.

The Management.

OVERVIEW

Suzano is committed to becoming the global benchmark in developing sustainable and innovative solutions from planted tree – the natural resource that is the foundation of our current and future business. The world's leading producer of market pulp and one of Latin America’s largest paper producers, the Company exports its products, which are essential for hygiene, education and the well-being of society, to more than 108 countries. With its 11 plants and the joint operation Veracel, it has installed capacity of 10.9 million tons of market pulp and 1.4 million tons of paper per year. In 2021, the Company launched a new phase of growth through the Cerrado Project, which involves the construction of a new market pulp mill, scheduled to go operational in the second half of 2024 with annual production capacity of 2.55 million tons.

The Company has over 37,000 direct and indirect employees and has been investing for more than 90 years in innovative solutions based on planted trees.

INNOVATION

In 2021, we progressed towards materializing the concept of innovability – the fusion of innovation and sustainability – in our projects, results and partnerships. The Technology and Innovation Department consolidated its supporting role of ensuring the excellence of current operations and driving the growth and transformation of Suzano in line with the company’s strategic avenues.

In the field of Genetic Enhancement, we consolidated the use of the clonal recommendation system (Tetrys) for all units, which resulted in productivity gains and mitigated potential environmental risks. Forest Management focused on innovations aimed at increasing forest productivity based on sustainable practices and cost reduction. Highlights include the advances made in digital transformation with the C14 system, which optimizes the productivity of regrowth, and the measurement of the impact of climate change and actions to mitigate it.

With regard to crop protection, we obtained regulatory approval from the National Biosafety Commission (CTNBio) for our first herbicide-tolerant eucalyptus and conducted regulatory studies for our pest-resistance technology. FuturaGene also obtained a research license for a gene editing technology, which will be used to develop new eucalyptus varieties that are more productive, resistant to diseases and pests and possess enhanced wood properties. As for productivity enhancement, we continued to expand our experimental crops with clones derived from our technology previously approved for commercial use. An important corporate relations initiative was the publication of Suzano’s Policy on Genetically Modified (GM) Trees, available on our website.

Following our vision of being the agents of change in expanding to new markets for our biomass, we launched the Fiber to Fiber Project in which we are developing new products dedicated to specific markets, notably packaging applications. In 2021, we offered for market testing, products with properties optimized for the target markets. To attain our long-term goals, we assessed technologies aimed at recuperating industrial waste through tests at in-house and partner laboratories.

At the Paper and Packaging Business Unit, fresh developments drove the exponential sales growth in innovative products during 2021, with consolidation of products for markets such as paper cups and paperboard and important advances in the flexible packaging market. In the Consumer Goods Unit, the focus was on portfolio expansion, marked by the launch of Mimmo Folha Tripla tissue paper, the Scala Plus paper towel and Mimmo wet wipes, produced from natural fibers. In fluff pulp development, the focus was on developing technologies that enable us to increasingly expand the use of Eucafluff in diverse hygiene products.

To supply raw material from renewable sources in place of fossil-based materials, we launched new initiatives in biorefinery projects. We started operations at the nanocellulose pilot plant in Finland to supply our joint venture with Spinnova for producing textile yarn and made significant progress in bio-oil applications.

To support Suzano’s strategy of developing increasingly innovative and sustainable solutions, we expanded the Limeira Technology Center, which houses laboratories, pilot plants and next-generation equipment to sustain the R&D project portfolio.

On the Intellectual Property front, we took steps to protect our innovations; we filed for nine patents, defined a strategy to protect a new industrial secret and submitted ten eucalyptus cultivars to the National Cultivars Protection Service (SNPC). With regard to fostering innovation, where we seek partnerships with the academic community to launch projects with shared risks and investments, we rolled out 29 different initiatives, investing around R$15 million on innovation development lines.

PULP BUSINESS UNIT

Despite the prolonged negative impacts of the pandemic on the global economy, the pulp market recovered strongly in 2021, fueled by the economic recovery in key markets and by structural changes in consumption habits, which led to a significant rebound in demand for printing & writing and special papers, strong demand for tissue paper and an upturn in e-commerce, all of which benefited the packaging segment. In this context, Suzano ensured uninterrupted supply to its clients and maintained its inventory levels low, despite the challenges faced by global logistics chains throughout the year. Consequently, Suzano registered sales volume of 10,586 thousand tons, marginally lower (-2%) from the previous year.

On the supply side, pulp availability in the market remained tight during the year, due both to the numerous scheduled and unscheduled downtimes during the year and to the delayed entry of supplies from new projects initially scheduled for the end of 2021.

Net revenue from pulp totaled R$34,715 million in 2021 (up 36% from 2020), due to the higher average USD versus BRL and the 33% increase in average net price of pulp in USD. Exports accounted for 92% of total pulp revenue, while domestic sales represented 8%. With regard to distribution for end use, 64% of pulp sales went to sanitary paper production, 16% to printing and writing paper, 14% to special papers and 6% to packaging.

Average net price of pulp was US$608/ton in 2021 (up 33% from 2020), while average net price in BRL stood at R$3,279/ton (up 37% from 2020). Cash cost of production excluding downtime in 2021 was R$690 per ton, increasing 14% from 2020, mainly reflecting the higher costs of raw materials and wood, especially due to the increase in the prices of commodities, notably Brent prices.

PAPER AND PACKAGING BUSINESS UNIT

According to Brazil's Forestry Industry Association (Ibá), domestic sales of printing and writing paper and paperboard grew 21% in the eleven months of 2021 compared to the same period in 2020, while imports declined 4%.

Paper sales, including the consumer goods unit, totaled 1,294 thousand tons, up 10% from 2020, driven by the recovery in sales of printing and writing paper in the domestic market, whose solid performance has mirrored the improving market conditions. The paperboard and tissue lines continue their strong performance.

In 2021, net revenue from paper sales was R$6,250 million, up 28% from the previous year. Net revenue from the domestic market increased 30% year on year, while export revenue followed this trend, growing 22% in relation to 2020. Of the total revenue, 70% came from domestic sales and 30% from exports. With regard to paper sales revenue, the leading destinations in 2021 were Brazil and Latin America (84%), followed by North America (8%), while other regions accounted for a smaller share (8%). Average net paper price in 2021 was R$4,829/ton, 16% higher than in 2020.

In 2022, we have plans for solid operating performance in the paper and consumer goods lines and for streamlining the actions aimed at our innovative product portfolio, with the focus on sustainability.

FINANCIAL PERFORMANCE

Results

The consolidated financial statements were prepared in accordance with the standards of the Securities and Exchange Commission of Brazil (CVM) and the Accounting Pronouncements Committee (CPC) and comply with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB). The operational and financial information of Suzano S.A. is presented on a consolidated basis and in Brazilian real (R$).

Net Revenue

Suzano’s net revenue in 2021 was R$40,965 million, an increase of 34% from the R$30,460 million in 2020, mainly due to the increase in average USD versus BRL (+4%) and the higher average net price of pulp in USD (+33%) during the year. Sales remained practically stable in relation to the same period last year.

Cost of Goods Sold (COGS)

In 2021, cost of goods sold totaled R$20,616 million, 9% higher than the R$18,966 million in 2020, largely due to higher cash cost of production (+14%) and higher Brent price, which affected logistics costs.

Gross Profit

Gross profit increased from R$11,494 million in 2020 to R$20,350 million in 2021, driven by operating results, as mentioned above.

Selling and Administrative Expenses

Selling expenses totaled R$2,292 million in 2021, up 5% from the R$2,175 million registered in 2020. This increase was mainly due to the 4% increase in average USD versus BRL. On a per-ton basis, the increase was 13%, mainly due to the effect of exchange rate variation on expenses in foreign currency and higher logistics costs.

Administrative expenses came to R$1,578 million in 2021, an increase of 9% from R$1,443 million in 2020, mainly due to the increase in personnel expenses.

Adjusted EBITDA

Adjusted EBITDA in 2021 totaled R$23,471 million, 57% higher than the R$14,949 million in 2020, mainly due to the increase in average USD versus BRL (4%) and in the average net price of pulp in USD (+33%).

Net Financial Result

Net financial result was an expense of R$9,347 million in 2021, compared to an expense of R$26,085 million in 2020. This performance mainly reflects the lower impact of exchange rate variation on debt and the derivatives position in 2021.

Inflation adjustment and exchange rate variation generated a negative impact of R$3,801 million in the 2021 results, compared to a negative impact of R$12,531 million in 2020. Derivatives operations (debt and cash flow hedge) generated a loss of R$1,597 million in 2021, compared to a loss of R$9,423 million in 2020, mainly due to the sharp decline in BRL last year.

Net Income (Loss)

Despite the negative financial result detailed above, thanks to the strong operating result, the Company recorded net income of R$8,636 million in 2021, compared to net loss of R$10,715 million the previous year.

Debt

On December 31, 2021, gross debt stood at R$79.6 billion and was composed of 95% long-term maturities and 5% short-term maturities. Foreign currency debt corresponded to 83% of the Company's total debt at the end of the year. The percentage of gross debt denominated in foreign currency, considering the effect of debt hedge, was 97%. The increase in gross debt in 2021 compared to the previous year was 9% (R$6.7 billion) and was the result of a stronger BRL versus USD.

Suzano contracts debt in foreign currency debt as a natural hedge, since net operating cash generation is mostly denominated in foreign currency (USD) due to its predominant status as an exporter. This structural exposure allows the Company to match loans and financing payments in USD with receivable flows from sales.

On December 31, 2021, total average cost of debt in USD was 4.3% p.a. (debt in BRL adjusted by the market swap curve), lower than the average cost of 4.5% in USD at the end of 2020. Average term of consolidated debt at the end of 2021 was 89 months, as against 86 months at the end of 2020.

Cash and cash equivalents on December 31, 2021 amounted to R$21.3 billion, 74% of which were invested in foreign currency fixed-income and short-term investments. The remaining 26% was invested in local currency, in government and fixed-income bonds, remunerated at a percentage of the DI rate.

On December 31, 2021, the Company also had a revolving credit facility of US$0.5 billion (equivalent to R$2.8 billion) available through February 2024. As a result, the current cash and equivalents position of R$21.3 billion plus the facility described above amount to a readily available cash position of R$24.1 billion. On February 8, 2022, the Company contracted a new revolving credit facility, increasing the total revolving credit lines available from US$500 million to US$1,275 million. Of the total contracted amount, US$100 million is available through February 2024, which is the balance amount of the line already available since February 2019, in the original amount of US$500 million. An additional sum of US$1,175 million is available through February 2027 at the same financial cost as the line available through February 2024. The availability of these funds helps improve the company's liquidity position and can be withdrawn during times of uncertainty.

On December 31, 2021, net debt stood at R$58.3 billion (US$10.4 billion), compared to R$63.7 billion (US$12.3 billion) on December 30, 2020. Net debt decreased 8% and 15%, respectively, in BRL and USD, chiefly due to strong cash generation during the period.

Financial leverage, measured as the ratio of net debt to Adjusted EBITDA in BRL, was 2.5 times on December 31, 2021 (4.3 times in 2020). The same ratio in USD, a measure established in Suzano’s financial policy, was 2.4 times on December 31, 2021 (4.3 times in 2020).

OPERATING CASH GENERATION

Operating cash generation (adjusted EBITDA less sustaining capex) amounted to R$18,819 million in 2021, up 63% from the R$11,543 million in 2020.

(R$ million)	2021	2020
Adjusted EBITDA¹	23,471	14,949
Sustaining Capex²	(4,652)	(3,406)
Operating Cash Generation	18,819	11,543

¹ Excludes non-recurring items and PPA effects.
² Cash basis.

DIVIDENDS

The Bylaws of Suzano establish a minimum mandatory dividend equivalent to the lowest amount between 25% of net income after constituting the legal reserves for the fiscal year or 10% of Operating Cash Generation from the respective fiscal year. Operating Cash Generation is obtained by deducting sustaining capex from Adjusted EBITDA. Since the Company recorded net income of R$8,626 million in 2021, the sum of R$913.1 million corresponds to the minimum mandatory dividend. In addition, R$86.9 million are allocated to the existing profit reserve, distributed ad referendum the Board of Directors meeting held on January 7, 2022, totaling one billion reais (R$1,000,000,00.00), at the rate of R$0.741168104 per share of the Company, considering the number of shares “ex-treasury” for the fiscal year ended December 31, 2021.

RATINGS

In 2021, Suzano further strengthened its Investment Grade Rating on the global scale, which was assigned to it by the three leading risk rating agencies (S&P Global Ratings, Fitch Ratings and Moody’s Investors Service).

In March 2021, S&P and Fitch revised the outlook of the ratings assigned to Suzano (BBB-) from Negative to Stable, reflecting the improved price scenario and the Company’s financial discipline, and incorporating the expected acceleration of the Company’s financial deleveraging and debt reduction. The same month, Moody’s raised its global scale rating assigned to Suzano to ‘Baa3’ (from ‘Ba1’) based on the same factors. Currently, the Company is rated BBB-/Baa3 by S&P, Fitch and Moody’s with a Stable outlook.

CAPEX

Capex totaled R$6,342 million in 2021, of which R$4,652 million went to forestry and industrial maintenance. Investments in Land and Forests totaled R$444 million and primarily went to increasing the forestry and structural competitiveness and to support the Company's organic growth plans. Investments in Expansion and Modernization totaled R$219 million, mainly going to projects aimed at increasing the competitiveness of our indusial units. Investments in Port Terminals amounted to R$279 million and mainly went to port works at the Port of Itaqui in Maranhão. Investments in the Cerrado Project totaled R$739 million.

CAPITAL MARKETS

Suzano’s stock is listed on the Novo Mercado, the trading segment of the São Paulo stock exchange (B3 – Brasil, Bolsa e Balcão) with the highest corporate governance standards, and on the New York Stock Exchange (NYSE) – ADR Level II under the ticker symbols SUZB3 and SUZ, respectively.

On December 31, 2021, the capital stock of the Company was represented by 1,361,263,584 common shares (SUZB3 and SUZ), of which 12,042,004 common shares were held in treasury. SUZB3 stock ended the year quoted at R$60.11/share, while SUZ stock was quoted at US$10.80/share.

SUSTAINABILITY

To ensure continued progress on its ESG practices, the Company has set up a Sustainability Committee, which advises the Board of Directors. In 2021, the Committee’s recommendations were essential for making headways in the company’s commitments and positioning, long-term goals and sustainable finance.

The year 2021 was also marked by the entry of the new Executive Officer - Sustainability, Ms. Cristina Gil White, in October, to replace Maria Luiza de Oliveira Pinto e Paiva.

Suzano has been following the growing importance of ESG aspects in 2021, which was marked by regulatory advances, as well as growing demand for transparency and standardization. The Company made progress on diverse fronts while continuing its ongoing projects. Its 2020 Annual Report and Indicators Center, disclosed in May 2021, were prepared based on important topics for the company, the Sustainable Development Goals, GRI, the recommendations from the Task Force on Climate-Related Financial Disclosure (TCFD), the disclosure standards issued by the Sustainability Accounting Standards Board (SASB) and recommendations from the World Economic Forum (WEF).

Recognizing the importance of publicly broadening its engagement with stakeholders regarding its performance on ESG issues, in June Suzano held its first ESG Call to provide an in-depth report of the progress made on its long-term goals, called Commitments to Renewing Life, and to announce its new commitment regarding Biodiversity. The event was attended by Pavan Sukhdev, an environmental economist who is a global authority on green economies.

Aware that its performance in key indices and ESG ratings could influence the perception and decisions of its stakeholders, especially investors, the Company made important advances in 2021, with the highlight being the "A-" rating in the three CDP questionnaires (Climate, Forest and Water). Also, Suzano retained its listing in B3’s 2021 Corporate Sustainability Index (ISE) and Carbon Efficient Index (ICO2 B3). In 2022, Suzano will continue to work on its internal action plans to further improve its performance in leading international indices, such as the Dow Jones Sustainability Index (DJSI), Sustainalytics and MSCI.

Commitments to Renewing Life

Regarding the management of Commitments to Renewing Life (long-term goals), we strengthened the functioning of internal work groups and established a Strategic Forum, reporting to the Executive Board, to monitor ESG commitments, indices and ratings.

Two highlights in this front in 2021 were:

The acceleration of our target to remove 40 million tons of carbon by five years, from 2030 to 2025, in light of the climate urgency.

The announcement of an ambitious long-term goal for biodiversity conservation, by which the Company has undertaken to connect half a million hectares of priority conservation areas in the Cerrado, Atlantic Forest and Amazon biomes – equivalent to four times the size of Rio de Janeiro, by 2030.

Social

In 2021, we continued to experience the COVID-19 pandemic, which led us to discuss how the Company envisions its role in society. Moreover, social issues such as economic inequality, diversity and inclusion, which proved essential for making progress on the themes, have never been discussed so much internally. On the diversity and inclusion agenda, we wish to highlight the executive board’s racial literacy, the commitment to ensuring at least 50% of blacks and/or women in the final stages of interviews and guaranteed inclusion of all disabilities, as well as diverse training modules on the subject and engagement with the supply chain.

Suzano also continued to materialize its culture driver of “It’s only good for us if it’s good for the world,” always giving priority to the health of its employees, following strict protocols and adding new health and safety practices, providing psychological and medical assistance, adopting home office for all employees who could work in this arrangement, and taking all possible measures to minimize risks of infection for employees whose onsite presence was essential for the operations. We continued to support the priority communities and all stakeholders affected by the pandemic, with the focus always on sustainability, health and safety of all. Suzano continued its incessantly efforts on diverse sustainability fronts.

In recent years, Suzano has been employing efforts in promoting social transformation through the development of structural fronts, such as income generation and better quality of education, currently in eight states where we have forestry and industrial operations. In 2021, we focused our efforts on developing new methodologies, such as the Resilient Territories concept, and continued the programs and projects already underway at the communities, such as the Rural Land Development Program (PDRT) and the Beehives Program.

As part of the projects related to the long-term goals on education, Suzano has been contributing to improving the quality of public education in Brazil through the Suzano Education Program (PSE). In 2021, the initiative was expanded to 34 cities (from 25) in just a year.

As part of the Cerrado Project, Suzano has planned diverse social initiatives in the region aimed at income generation, job creation and improvement of local infrastructure. Vocational programs are offered at the communities to train people to work at Suzano units and enter the local job market.

Climate Change

Considering the climate urgency and the importance of climate change to Suzano’s business model, the company seeks to incorporate this issue throughout the business and ramp up its efforts to remove carbon from its commercial plantations and native forests, reduce its emissions by employing new technologies and modernizing its processes, besides mitigating risks and mapping economic opportunities.

The Company’s business model results in a higher volume of carbon being captured than emitted, thus enabling it to achieve negative net carbon emissions. In 2020¹, for example, we removed over 18 million tons of CO2 equivalent and emitted 3.7 million tons of CO2 equivalent (scopes 1, 2 and 3) to register negative net emissions of 15.2 million tons.

In September 2021, Suzano joined the Business Ambition for 1.5ºC campaign and the Science Based Target Initiative (SBTi). While joining these initiatives, Suzano undertook to set within a period of two years a target for reducing emissions, which limits global warming to 1.5°C. The Company also announced a commitment with SBTi to actively help in developing methodologies applicable to the pulp and paper sector.

It is worth mentioning that based on methodologies such as the Transition Pathway Initiative (TPI) and Trucost ESG Analysis on the Paris Agreement, Suzano is already below the 2°C threshold and has one of the lowest emission intensity indicators (scopes 1 and 2) per ton of product across the sector. Nevertheless, by joining this initiative, the company is committed to further driving its ambition and the pace of its decarbonization journey. In this regard, the Company also joined the Climate Action 100+ initiative and started incorporating the Assessing low-Carbon Transition (ACT) initiative for the pulp and paper sector.

In 2021, Suzano structured a process related to carbon credits, analyzing the eligibility of potential areas and by adapting to different methodologies, as well as implementation and monitoring processes. The Company identified a potential of 22 million tons of carbon to be monetized, as announced to the market.

In November, the Company was present at the COP 26 summit held in Glasgow, actively contributing to debates and negotiations relating to the climate.

Nature-Based solutions

Nature-Based Solutions are indispensable for building a more sustainable future and Suzano always seeks to incorporate these solutions in its business model, which generates value for all stakeholders. Climate change and loss of biodiversity are global emergencies that require immediate and effective efforts by public and private institutions and hence the company has been actively participating in initiatives such as TNFD, Business for Nature and 1t.org.

Supply Chain

In 2021, as part of its Sustainable Sourcing Program, the Company launched two fronts for its suppliers: (1) Climate Change in the Value Chain, by which Suzano invited 100 strategic suppliers to establish and measure targets related to climate change in order to start a decarbonization journey across the chain, and (2) Inclusive Sourcing, a program in which over 500 suppliers participated, whose aim is to engage our supply chain in adopting diversity and inclusion practices in order to increase the number of historically marginalized groups among the company’s outsourced employees. Suzano also published the Supplier Code of Conduct, formalizing specific guidelines on topics that include integrity in commercial and labor relations, environmental protection, human rights and diversity.

Sustainable Finance

In 2021, we continued our efforts to integrate the sustainability strategy with the Company’s debt management process. We conducted three new sustainability-linked transactions that resulted in a lower cost of capital for the company.

In February 2021, Suzano signed an export prepayment agreement in the form of a Sustainability Linked-Loan (SLL), amounting to US$1.57 billion, at Libor + 1.15% p.a. and maturing in 2027. This transaction has environmental performance indicators linked to targets for reducing greenhouse gas emissions and the volume of water withdrawn at the industrial operations.

In June, Suzano carried out a new Sustainability-Linked Bond (SLB) transaction in the amount of US$1 billion, with yield of 3.280% p.a. and coupon of 3.125% p.a., and maturing in 2032. This transaction is linked to the commitment undertaken by the company to broaden gender diversity in leadership positions, thus becoming the first company in Latin America to link a debt issue to a Diversity and Inclusion target. Apart from this commitment, Suzano also undertook to reduce the volume of water withdrawn at its industrial operations.

In September, Suzano successfully issued a new SLB of US$500 million linked to the same indicators as the transaction in June 2021. According to market information, the bonds obtained the lowest ever rate for a 7-year issue by a Brazilian company, with yield of 2.7% p.a. and coupon of 2.5% p.a.

Since 2020, four debt transactions (three SLBs and one SLL) have been carried out, raising over US$4.25 billion. Through these transactions, in addition to previous green bond issues, Suzano already has 39% of its debt linked to ESG commitments. At the end of 2019, these corresponded to just 3% of the debt.

¹ 2021 data will be disclosed in 2Q22.

GOVERNANCE

Since 2017, the Company has been listed on the Novo Mercado special listing segment of B3 S.A. – Brasil, Bolsa, Balcão, and since 2018, its shares have been listed on Level II American Depositary Receipts (ADRs) on the New York Stock Exchange (NYSE). Considering this broad regulatory environment in which the Company operates, Suzano is committed to corporate governance best practices, such as those issued by the Brazilian Institute of Corporate Governance (IBGC), the Securities and Exchange Commission of Brazil (CVM), B3 and NYSE.

The Company has a consistent and effective governance structure that functions in a clear, transparent and well-grounded manner to aid in the decision-making process and in the equitable treatment and protection of the interests of shareholders, the Company and the market.

In its mission, the Board of Directors maintains a broad vision, relying on the valuable participation and support from other bodies in the Company’s governance structure: the Shareholders Meeting, Executive Board, Statutory Audit Committee, Audit Board, Internal and External Audit and other non-statutory advisory committees: Sustainability, Management and Finance, Strategy and Innovation, People, Compensation, and Eligibility Committees. In addition to the support from the management, supervision and advisory bodies, the Board of Directors has several tools to assist in its governance activities, notably the Code of Conduct and the policies adopted by the Company, all in alignment with its Bylaws, which synthesize the corporate governance principles while also disseminating these principles and practices across diverse governance fronts. These policies include the Corporate Governance Policy, Related Party Policy, Integrated Risk Management Policy, Anticorruption Policy, Material Act or Fact Disclosure Policy, Trading Policy for Securities Issued by Suzano S.A., Debt Management Policy and Derivatives Management Policy.

Through this management and control model, which relies on the engagement of all bodies and the use of the above-mentioned mechanisms and tools, as well as the disclosure and the guarantee of information transparency through the Reference Form, the 20-F Form, the Governance Statement and diverse documents disclosed on the Investor Relations Website, the Company ensures compliance with the fundamental principles of transparency, equity, accountability and corporate responsibility in its relations with stakeholders while constantly improving its corporate governance.

In 2021, the Company's journey of constant evolution was marked by improvements to its Corporate Governance Policy within the scope of the Board of Directors, which incorporated: (i) the Board’s formal responsibility for ESG and risk management issues; (ii) minimum attendance requirement for meetings; and (iii) regular performance appraisal.

Another important step forward in governance was that all the long-term goals set by the Company were incorporated in the individual variable compensation of at least one executive officer, while the Diversity and Inclusion targets were included as a collective goal for the entire leadership.

AUDIT AND INTERNAL CONTROLS

The management of Internal Controls at Suzano is structured to include the Management, as well as the Committees and Commissions advising the Board of Directors and the Executive Board, the Managers and all employees of the Company. The purpose is to enable a safer, more adequate and efficient business conduct in line with established regulations.

Based on annual or ad hoc reviews, the process flows are continuously validated and compliance tests are conducted regularly to verify the effectiveness of the existing key internal controls against the risks to which Suzano is exposed. The Company systematically applies the Control Self-Assessment (CSA) methodology, an integrated solution that periodically documents the performance of controls related to financial statements and management, with the focus on key business obligations. It also helps in permanently monitoring the strict compliance with laws, rules and regulations, policies and procedures, and in rolling out contingency plans, all this to ensure the proper segregation of functions and avoid conflict of interests.

The Company reviews its processes and controls annually, updating 100% of the matrix of risks and controls associated with the exposure of potential flaws in obtaining SOx recertification, as well as in key management and compliance processes. In 2021, it restructured the onsite training and e-learning modules, reinforcing the behavior expected in light of the Culture of Internal Controls, with the focus on Sarbanes-Oxley (SOx), the Brazilian law on corporations and specific rules for FPIs on anti-corruption and on prevention of losses and frauds.

Also in 2021, we streamlined the prior screening routine conducted by the Internal Controls Management team on the tests of effectiveness (TOE) carried out by internal audit, which reinforced the maturity, consistency in the execution of controls and mitigation of associated risks. To ensure greater agility and precise implementation of actions related to the control environment, a solution was developed internally to monitor and report to Top Management the status of key issues that may have an impact on the Company's SOx recertification. The solution offered a consolidated view, enabling the management of timeframes and prioritization of relevant actions with those responsible in the business areas so that risks are mitigated in the required time and quality.

As such, and in line with environmental compliance, internal controls are reviewed and tested by the Internal Controls Management area and evaluated by both Suzano’s Internal Audit and independent External Audit. The findings are periodically reported to the Executive Board, Board of Directors, Statutory Audit Committee and Audit Board through a minimum annual agenda agreed upon with them.

In case of violation of internal rules and external requirements, disciplinary guidelines and/or corrective measures are taken according to the specific policy and by each area independently. If necessary, these violations are referred to the Conduct Management Committee, an advisory body to the Board of Directors.

In compliance with Section 404 of the Sarbanes-Oxley Act, the effectiveness of internal controls related to financial information is based on criteria established in the Internal Control - Integrated Framework defined by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The appraisals are carried out internally by the Company, which is assisted by an independent auditor (PwC PricewaterhouseCoopers), which evaluated the key controls and found them adequate, with no significant and/or material deficiencies or observations that compromise the Company's certification. These findings are systematically presented to the governance bodies at the Company.

PEOPLE

Journey in Evolution

We continue our journey of improving the experience of employees through the HRX (Human Resources eXperience) project launched by Suzano in 2019 to encourage the exchange of ideas for jointly creating a unique journey for employees in the organization. In 2021, we improved the model, with the focus on employee retention by offering new paths from development to operations, and on career acceleration in different areas of the company.

In 2021, we also launched the “Gente presente” project, which brings the People and Management team closer to the operation during such a challenging moment for the world and for our employees on account of the COVID-19 pandemic. “Gente presente” has focused on service excellence from the People & Management area in the form of efficiently solving and addressing employee issues in a warm and humane manner, in addition to health and safety issues.

On the same lines as the above project, we continued to streamline the processes at the People and Management area through Evoluir, an initiative focused on reducing bureaucracy and simplifying people-related processes, an example of which is the Suzano payroll process, which will soon be 100% cloud-based, with important automations that will impart efficiency and control.

In short, we are continuing our digital transformation process and incorporating into our daily routine, the principles of agility, employee-centric experience, data orientation, less bureaucracy, development and skills for the future.

Future of Work

The year 2021 continued to pose challenges, forcing us to take a fresh perspective of what work relations will be after the pandemic. We took measures to recognize our talents who continued to operate at our mills during the pandemic and, for the corporate area, we introduced new flexibility concepts involving hybrid work models.

To add weight to this new moment, we launched the New Better project, since we believe that the new can indeed be better. In this action, we have prioritized 5 pillars: Well-being and Balance, Communication and Transparency, Digital and Time Management, New Leadership and Culture (focus on autonomy) and Future of Work. It was a joint effort involving leaders, during which we discussed how each initiative could impact this new working model.

Development and Retention Vision

We launched programs to meet the formidable challenge of developing manpower for our current and future operations (such as the Cerrado Project). We launched two major programs in partnership with the 5 S system: Capacitar (focused on industrial operations) and Cultivar (focused on forestry operations), designed to train employees and accelerate the development of operational hierarchies for both seniority and succession.

For leaders, we launched a program of accelerated training and development for 1st tier leaders to support the Company's growth. We revisited the ELOS (Exercer a Liderança com o Olhar Suzano) program, in which we bring the concept of Life-Long Learning, which not only includes academic training and practical projects, but also exchange of experiences among peers and market references on technical topics and new attributes for the leader of the future, thereby ensuring that our line of succession has a sufficient talent pool to sustain the Company’s growth.

The Value of Diversity

Diversity remains an important value for the organization. Suzano believes that a work environment that values diversity, respect and ethics and where people truly feel welcomed is much more capable of developing the potential of its employees and the company as a whole. It is in the plurality of our team that we are best capable of understanding the diverse requirements of the market and society.

This belief has been taking root more vigorously in the Company since the creation in 2016 of Plural, an organic and voluntary movement, which was institutionalized in 2019 and which made further advances in 2021.  The movement encourages internal stakeholders to initiate and participate in discussions on diversity and inclusion, identify problems, find solutions and support top management in keeping important issues on these topics in the Company’s plans.

This year, we focused on both attracting diverse stakeholder segments and retaining and accelerating these minority groups within the organization. We improved our position in surveys on inclusive environments and launched programs such as ELOS D+, dedicated to accelerating the careers of women and blacks in the organization; AfroDev, focused on young black people for the Technology area (future programmers), Somar+, focused on training people with disabilities and the 1ª Formação Program, dedicated to youth who are the first in their family to graduate.

Even though Suzano has been making considerable progress in its journey of diversity and inclusion in recent years, it is aware that there is still a long way to go before it reaches a satisfactory level of equality in terms of race, gender and opportunities in its work environment and achieves its goal of ensuring an environment that is 100% inclusive and free of discrimination. In 2022, we will continue moving stronger. And moving forward together.